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As filed with the Securities and Exchange Commission on November 21, 2001

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SIMPLETECH, INC.
(Name of Subject Company (Issuer))

SIMPLETECH, INC.
(Name of Filing Person (Offeror))

Options to purchase Common Stock, par value $0.001 per share granted under the SimpleTech 2000 Stock Incentive Plan
 (Title of Class of Securities)

828820 10 0
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Manouch Moshayedi
Chief Executive Officer
SimpleTech, Inc.
3001 Daimler Street
Santa Ana, California 92705-5812
(949) 476-1180
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Kenneth R. Bender, Esq.
Brobeck, Phleger & Harrison LLP
550 South Hope Street
Los Angeles, California 90071
(213) 489-4060

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$2,427,843	$485.57

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,921,725 shares of common stock of SimpleTech having an aggregate value of $2,427,843 as of November 20, 2001 will be exchanged pursuant to this Offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
/ /	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.
/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/ /	third-party tender offer subject to Rule 14d-1.
/x/	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

    The filing of this Schedule TO shall not be construed as an admission by SimpleTech that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

Item 1. Summary Term Sheet.

    The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated November 21, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

      (a) The name of the issuer is SimpleTech, Inc., a California corporation (the "Company"), the address of its principal executive offices is 3001 Daimler Street, Santa Ana, California 92705-5812, and its telephone number is (949) 476-1180. The information set forth in the Offer to Exchange under Section 11 ("Information Concerning SimpleTech") is incorporated herein by reference.

      (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to all of its United States employees to exchange all options (the "Options") to purchase shares of the Company's common stock, par value $0.001 per share, granted under the SimpleTech, Inc. 2000 Stock Incentive Plan, as may be amended from time to time (the "2000 Plan"), for new options (the "New Options") to purchase shares of the common stock that will be granted under the 2000 Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended or supplemented from time to time, the "Offer"), attached hereto as Exhibit (a)(2).

    Each Option holder that chooses to tender Options pursuant to the Offer will be required to tender the entire unexercised portion of any tendered Option, as well as all Options granted to such Option holder on or after May 21, 2001. The number of shares of common stock subject to each New Option will be equal to the same number of shares of common stock subject to the tendered Option that is accepted in exchange for that New Option, subject to adjustment for any stock split, combination or the like occurring prior to the grant date of the New Options. As of November 20, 2001, there were Options to purchase 4,196,875 shares of common stock outstanding under the 2000 Plan. The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Status of Options Not Exchanged"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 9 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

      (a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

      (a) The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Status of Options Not Exchanged"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of

  Consideration; Terms of New Options"), Section 10 ("Certain Differences Between Options and New Options to be Granted in Exchange Therefor"), Section 13 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 14 ("Legal Matters; Regulatory Approvals"), Section 15 ("Material U.S. Federal Income Tax Consequences") and Section 16 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Agreements Concerning the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      (e) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Agreements Concerning the Options") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

      (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 13 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

      (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 17 ("Fees and Expenses") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 7 ("Conditions of the Offer") is incorporated herein by reference.

      (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

      (a) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Agreements Concerning the Options") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Agreements Concerning the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

      (a) Not applicable.

Item 10. Financial Statements.

      (a) The information set forth in the Offer to Exchange under Section 11 ("Information Concerning SimpleTech") and Section 18 ("Additional Information"), and in the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and the Company's

  Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001 is incorporated herein by reference.

      (b) Not applicable.

Item 11. Additional Information.

      (a) The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; Transactions and Agreements Concerning the Options") and Section 14 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

      (b) Not applicable.

Item 12. Exhibits.

      (a)  (1) Offer to Exchange, dated November 21, 2001.

        (2) Form of Letter of Transmittal.

        (3) Form of Notice to Eligible Option Holders.

        (4) Form of Notice to Tendering Option Holders.

        (5) SimpleTech, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Commission on April 2, 2001, is incorporated herein by reference.

        (6) SimpleTech, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2001, filed with the Commission on November 13, 2001, is incorporated herein by reference.

        (7) Employee presentation.

        (8) Memorandum of Notice to Employees

      (b) Not applicable.

      (d)  (1) SimpleTech, Inc. 2000 Stock Incentive Plan, as amended, is incorporated herein by reference to the Company's Registration Statement on Form S-8 filed with the Commission on February 9, 2001.

        (2) Form of Notice of Grant for the SimpleTech, Inc. 2000 Stock Incentive Plan, as amended.

        (3) Form of Stock Option Agreement for the SimpleTech, Inc. 2000 Stock Incentive Plan, as amended.

      (g) Not applicable.

      (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

      (a) Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SIMPLETECH, INC.
/s/ MANOUCH MOSHAYEDI Manouch Moshayedi Chief Executive Officer

Date: November 21, 2001

Index to Exhibits

Exhibit Number		Description
(a)(1)	—	Offer to Exchange, dated November 21, 2001.
(a)(2)	—	Form of Letter of Transmittal.
(a)(3)	—	Form of Notice to Eligible Option Holders.
(a)(4)	—	Form of Notice to Tendering Option Holders.
(a)(5)	—	SimpleTech, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Commission on April 2, 2001, is incorporated herein by reference.
(a)(6)	—	SimpleTech, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2001, filed with the Commission on November 13, 2001, is incorporated herein by reference.
(a)(7)	—	Employee presentation.
(a)(8)	—	Memorandum of Notice to Employees.
(d)(1)	—	SimpleTech, Inc. 2000 Stock Incentive Plan, as amended, is incorporated herein by reference to the Company's Registration Statement on Form S-8 filed with the Commission on February 9, 2001.
(d)(2)	—	Form of Notice of Grant for the SimpleTech, Inc. 2000 Stock Incentive Plan, as amended.
(d)(3)	—	Form of Stock Option Agreement for the SimpleTech, Inc. 2000 Stock Incentive Plan, as amended.

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Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 7. Source and Amount of Funds or Other Consideration.
Item 8. Interest in Securities of the Subject Company.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
Index to Exhibits